Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-134185

Prospectus Supplement No. 3 dated November 1, 2006
To Prospectus dated August 7, 2006

VIRAL GENETICS, INC.
COMMON STOCK

The prospectus dated August 7, 2006, relates to the offer and sale, from time to time, of shares of our common stock by the selling security holders listed on page 30 of the prospectus, or their transferees. The selling security holders may sell up to 20,081,900 shares of our common stock, including up to 13,510,848 shares of common stock underlying convertible debentures in the aggregate principal amount of $3,490,000 and 6,570,242 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.78 per share and expire at the end of March 2011. Viral Genetics will receive the proceeds from exercise of the common stock purchase warrants, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

The selling security holders purchased in March 2006 convertible debentures in the principal amount of $2,891,549.22 that accrue interest at the rate of 10% per annum, which is payable quarterly in arrears beginning October 1, 2006 (the “New Debentures”). Interest may be paid, at our election and subject to certain conditions, in cash or common stock priced at the lower of $0.45 or 90% of the 20-day average of the volume weighted average price for our common stock prior to the payment date. The principal amount of the convertible debentures outstanding at any given time is convertible into our common stock at the option of the holders at the rate of $0.45 of principal per share. The convertible debentures will be repaid in 24 equal monthly installments beginning October 1, 2006, and such payments may, at our election and subject to certain conditions, be made in cash with a 5% premium or made with our common stock priced at the lower of $0.45 or 80% of the average of the three lowest closing bid prices in our stock during the ten trading days prior to the payment date.

The selling security holders also acquired in March 2006, previously outstanding convertible debentures in the principal amount of $598,450.78 that accrue interest at the rate of 10% per annum (the “Old Debentures”). Interest is payable monthly in arrears in cash. The principal amount of the convertible debentures outstanding at any given time is convertible into our common stock at the option of the holders at the rate of $0.18 of principal per share. The principal of the convertible debentures is due at maturity on October 18, 2007.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “VRAL.” On October 30, 2006, the closing bid price for our common stock was $0.105 per share.

See “Risk Factors” beginning on page 4 of the prospectus dated August 7, 2006, for risk factors and information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

—	This supplement may be used by the selling security holders to offer their shares only if accompanied by the prospectus dated August 7, 2006, Supplement No. 1 to the prospectus dated August 31, 2006, and Supplement No. 2 to the prospectus dated October 4, 2006.

—	This supplement provides information that supersedes, or is in addition to, information presented in the prospectus. If there is any difference between the information presented in this supplement and the information contained in the prospectus, you should rely on the information in this supplement.

—	You should rely only on the information provided in this supplement and the prospectus. We have not authorized anyone to provide you with different information.

—	We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

Forward-looking Statements

You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

Selling Security Holders

New Debentures

Monthly payments of principal on the New Debentures total $120,481.22. Viral Genetics may make monthly payments of principal with cash or with stock priced at the lower of $0.45 or 80% of the average of the three lowest closing bid prices in our stock during the ten trading days prior to the payment date. As of the date of this supplement we have issued 2,904,611 shares of common stock to make principal payments in the total amount of $240,962.44.

We are required to give 20 trading days advance notice of the exercise of our election to use stock, which was given for the payment due in December 2006. At the time notice is given we are obligated to make advance payment of the monthly installment using the $0.45 per share payment rate, which means we issued a total of 267,731 shares to the selling security holders on the notice given in October 2006 for the payment due in December 2006. If 80% of the average of the three lowest closing bid prices in our stock during the ten trading days prior to the payment date is less than $0.45 per share, we are required to issue additional shares based on this lower price per share to make the monthly payment in full. Assuming we continue to satisfy the conditions under the convertible debentures for using our common stock to pay the monthly installments, we expect we will continue to exercise our option each month to do so and apply our available cash to operations.

Interest on the New Debentures is payable quarterly in arrears beginning October 1, 2006. Interest may be paid, at our election, in cash or common stock priced at the lower of $0.45 or 90% of the 20-day average of the volume weighted average price for our common stock prior to the payment date. As of the date of this supplement we have issued 1,096,823 shares of common stock to make interest payments in the total amount of $150,199.92. We are entitled to give a single notice regarding payment of interest with shares of common stock that is continuing for all subsequent interest payments until we give written notice of our intent to pay interest in cash. We have given that continuing notice regarding payment in shares, so all future interest payments will be made with shares of our common stock until we elect otherwise. Not less than 20 trading days prior to the interest payment date we are obligated to make advance payment of the interest using the $0.45 per share payment rate, which means we will issue a total of 331,988 shares to the selling security holders approximately 20 trading days prior to each interest payment date. If 90% of the 20-day average of the volume weighted average price for our common stock prior to the interest payment date is less than $0.45 per share, we are required to issue additional shares based on this lower price per share to make the monthly payment in full.

Old Debentures

As of the date hereof, certain of the selling security holders have converted a portion of the Old Debentures outstanding that are convertible into our common stock at $0.18 of principal per share as follows:

Selling Security Holder	Principal Converted	Shares Issued
DKR Soundshore Oasis Holding Fund Ltd.	$28,142.92	151,140
AJW Partners LLC	$5,658.70	31,437
AJW Qualified Partners LLC	$13,889.55	77,164
AJW Offshore Fund	$31,380.08	174,333
New Millenium Capital Partners II LLC	$514.43	2,857
Double U Master Fund LP	$10,000.00	55,710